
11005545


SEC MAIL PROCESSING
RECEIVED
MAR 15 2011
WASH, D.C.
211
SECTION

Aiming EVEN *Higher*


Titleist
1
Master

"WE ARE TAKING THE *next logical step* IN THE EVOLUTION OF *Fortune Brands.* ... WE SEE THE POTENTIAL FOR *even greater value* BY SEPARATING OUR BUSINESSES INTO *focused companies* AT A TIME WHEN THEY HAVE *emerged* FROM THE ECONOMIC DOWNTURN IN SUCH *strong positions.*" — DECEMBER 8, 2010

FORTUNE BRANDS, INC. 2010 *Annual Review*

FORTUNE BRANDS IS A LEADING CONSUMER BRANDS COMPANY SHARPLY FOCUSED ON THE INTERESTS OF OUR SHAREHOLDERS. WE'VE BUILT A LONG TRACK RECORD OF CREATING SHAREHOLDER VALUE BY ACTIVELY MANAGING OUR PORTFOLIO OF BUSINESSES TO FOCUS ON CATEGORIES WITH STRONG LONG-TERM FUNDAMENTALS, AND DEVELOPING OUR BUSINESSES AND BRANDS TO OUTPERFORM THEIR MARKETS.

TO MAXIMIZE LONG-TERM VALUE FOR SHAREHOLDERS, WE ANNOUNCED IN DECEMBER OUR INTENT TO SEPARATE OUR BUSINESSES IN 2011. UPON COMPLETION OF FINAL PLANS AND NECESSARY APPROVALS, WE WILL BECOME A FOCUSED HIGH-RETURN SPIRITS COMPANY AND SPIN OFF OUR HOME & SECURITY BUSINESS TO SHAREHOLDERS. AND WE INTEND TO EITHER SELL OR SPIN OFF OUR GOLF BUSINESS. WE'VE BUILT THREE STRONG AND SUCCESSFUL BUSINESSES WITH GREAT UPSIDE POTENTIAL... AND WE'RE AIMING EVEN HIGHER.

— 2010 NET SALES: *$7.1 billion, +7%* —

— 2010 DILUTED EARNINGS PER SHARE: *$3.16, +98%* —


REPOSADO
HORNITOS
Canadian Club
WHISKY
V·S·O·P·
COURVOISIER
Maker's Mark
WHISKY
CRUZAN

SPIRITS *sales increased 8% to a record as our strategic investments strengthened our brands and fueled new momentum in markets around the world*


Master

HOME & SECURITY *sales rose 8% and profits accelerated with the benefit of share gains, lower costs and enhanced supply chains*


Titleist
Titleist
1
Titleist

Our Titleist and FootJoy GOLF *brands extended their global leadership with 7% sales growth driven by powerful new-product innovations and strong growth in Asia*

— CONTENTS —

Dear FELLOW *shareholders:*

Fortune Brands achieved our objectives in 2010... and more. Your company delivered strong growth in sales and earnings. Our businesses outperformed their respective markets and emerged from the economic downturn in strong competitive positions. And we charted a course designed to maximize long-term shareholder value.

- NET SALES INCREASED 7%, REFLECTING BROAD-BASED GROWTH ACROSS ALL THREE BUSINESSES.
- DILUTED EARNINGS PER SHARE INCREASED 98% TO $3.16, REFLECTING STRONG OPERATING PERFORMANCE AND A NET GAIN PRINCIPALLY DUE TO TAX-RELATED ITEMS.
- EXCLUDING CHARGES AND GAINS, DILUTED EARNINGS PER SHARE WERE $2.81, UP 16%.
- WE GENERATED FREE CASH FLOW OF $690 MILLION.
- TOTAL SHAREHOLDER RETURN, INCLUDING DIVIDENDS, WAS MORE THAN 41%.

The strength of our three businesses – and of our 2010 results – is a result of our strategic approach during both the global economic downturn and the front end of the recovery. During the downturn, our focus on the 3 Cs – consumers, costs and cash – enhanced the position of our brands in the marketplace, improved our cost structures and the productivity of our supply chains, and bolstered our financial strength and flexibility. And our determination to stay on offense at the front end of the recovery – as we outlined here a year ago – drove our proactive strategic initiatives and targeted investments in 2010 that helped us build profitable market share.

Strong Momentum in 2010 Across All Three Businesses

SPIRITS. Our Beam Global spirits business built strong momentum as sales increased to a record level, up 8% including a 3% benefit from excise taxes and favorable foreign exchange. We boosted brand investment by double digits to promote sustainable long-term growth. As expected, these investments impacted 2010 operating income before charges, which declined 3%. Even so, our operating margins remained among the best in the industry. Our investments paid off in a record year of brand-building innovations that included the introductions of Maker's 46, Cruzan 9 and Courvoisier 21 and the first full year of the red hot Red Stag by Jim Beam.

"EACH OF THESE BUSINESSES COMPETES IN *attractive* CONSUMER CATEGORIES WITH *excellent long-term* FUNDAMENTALS, AND WE SEE SUBSTANTIAL HEADROOM FOR *profitable growth* IN ALL THREE."

– BRUCE CARBONARI, *Chairman and Chief Executive Officer,* FORTUNE BRANDS –



BRUCE CARBONARI, *Chairman & Chief Executive Officer*

LEFT TO RIGHT >

MATT SHATTOCK, *CEO — Spirits*
CHRIS KLEIN, *CEO — Home & Security*
WALLY UIHLEIN, *CEO — Golf*

We further supported our growth with a substantial increase in digital media, successful new brand-building campaigns, and our strengthened global sales and distribution organizations. As a result, we grew in our three major geographies – North America, Europe/Middle East/Africa, and Asia-Pacific/South America – and worldwide case volumes expanded for eight of our 10 biggest brands: Jim Beam, Sauza, Canadian Club, Courvoisier, Teacher's, Maker's Mark, Larios and Cruzan. Notably, Maker's Mark exceeded one million cases sold for the first time in its history.

HOME & SECURITY. Our Home & Security business significantly outperformed the home products market with sales that grew 8%. Sales expanded across all of our product lines. Significant new business wins with retailers, robust growth with builders and sustained strength with dealers helped our cabinetry business gain share and become the North American market leader. Moen gained share in the U.S. and grew at a double-digit rate in international markets. Our advanced energy-efficient window products helped Simonton grow at a double-digit rate, and new products and styles fueled healthy growth for Therma-Tru. Master Lock continued to innovate and the "Tough Under Fire" brand led strong growth for our security and storage products. The work we did during the downturn to substantially reduce costs and create lean and flexible supply chains delivered major benefits to the bottom line. With the benefit of higher volumes on a lower cost base, operating income before charges in Home & Security grew 69%.

GOLF. Our reported golf sales increased 2% and were up 7% excluding the Cobra brand that we sold to Puma in April. Both Titleist and FootJoy extended their leadership with robust sales increases fueled by innovative new products such as the new Titleist 910 driver, next-generation NXT and DT SoLo golf balls and AP1 and AP2 irons, FJ ICON and Sport shoes, and the new FJ outerwear layering system. Our investments in expanding our position in attractive Asian markets are helping deliver strong gains now and positioning our brands well for long-term growth. These investments included the opening of a new golf ball plant in Thailand, market-specific products for Japan, and the further development of our sales and marketing infrastructure in Korea, China, Japan and Australia. Operating income before charges was up 33%.







"AS A PURE-PLAY SPIRITS COMPANY, WE EXPECT TO TRADE AT A *multiple* APPROPRIATE TO THE *high-return* SPIRITS INDUSTRY AND *attract* NEW *shareholders.*"

Three Strong Businesses Built to Thrive Independently

The strength and success of our three businesses were critical factors in the decision we announced in December: In order to maximize long-term value for shareholders, we intend to separate our three attractive and well-positioned businesses. Our intent is to become a pure-play spirits company, to spin off the Home & Security business to shareholders in a tax-free transaction, and to either sell or spin off our golf business. While we are still finalizing detailed separation plans, we expect to complete this proposed plan in 2011, subject to final Board and regulatory approvals.

This proposal is consistent with the approach the company has taken over a long period of time to drive shareholder value. Throughout the years, Fortune Brands has actively managed the portfolio to outperform and create value for the long term. These initiatives have come in three primary areas: first and foremost, developing our businesses organically; second, high-return add-on acquisitions and divestitures; and third, returning cash to shareholders through high-return share buybacks and dividends. As a result, we've organically grown brands that have captured or strengthened the leading market position, such as Moen, Jim Beam, Titleist, FootJoy, Master Lock and our cabinetry brands; and we've significantly enhanced our spirits and home & security businesses over the years with strategic acquisitions, while also creating value through the sale of the wine business, the sale of non-strategic brands across categories, and the innovative repositioning and subsequent spin-off/merge of the ACCO office products unit. These steps have significantly enhanced each of our businesses as well as our overall portfolio, while also creating substantial value for shareholders. Since the company began trading as Fortune Brands in 1997, our total shareholder return has significantly exceeded that of the S&P 500.

Maximizing Long-Term Value for Shareholders

In line with this approach, our Board and management conducted an ongoing strategic review over the past four years that included regular evaluation of separating our businesses at the right time to serve the best interests of our shareholders. As we neared the end of 2010, it was very clear to us that our businesses had navigated the downturn better than we had expected and were strong enough to compete and grow

EMERGING FROM ECONOMIC DOWNTURN IN STRONG POSITION



$5.31
$4.79
$1.03
$1.60
$3.16
06
07
08
09
10

EARNINGS PER SHARE *in dollars (diluted, continuing operations)*

CONSISTENTLY STRONG GENERATION OF CASH



$801
$767
$692
$725
$690
06
07
08
09
10

FREE CASH FLOW *(in millions)*

THREE STRONG BUSINESSES



45%
37%
18%

NET SALES *(% of total Fortune Brands)*
Spirits: 37%
Home & Security: 45%
Golf: 18%

"HOME & SECURITY WILL BE AN INDUSTRY *leader* WITH THE *opportunity* TO... *drive* SUBSTANTIAL *upside* FOR SHAREHOLDERS AS THE HOUSING MARKET RECOVERS."

aggressively on their own as the economy recovers. Accordingly, we made the decision to take the next logical step in the evolution of Fortune Brands, which we believe will maximize long-term value for our shareholders. While the breadth and balance of our portfolio have served shareholders very well, we see the potential for even greater value by separating our businesses into focused companies when they are in such strong competitive positions and have such compelling growth prospects.

We have tremendous confidence in the future of each of our businesses. We expect these businesses will have the management, infrastructure, capital structures, and growth and returns prospects to flourish apart from one another and build on their solid foundations of premier brands and leading market positions. Assuming completion of the proposed separation:

– *We will be one of the world's leading spirits companies with momentum in key markets and an organization designed to win. As a pure-play spirits company, we expect to trade at a multiple appropriate to the high-return spirits industry and attract new shareholders.*

– *Home & Security will be an industry leader with the opportunity to leverage strong brands, innovative new products, lean and flexible supply chains, and great customer service to continue outperforming the competition and drive substantial upside for shareholders as the housing market recovers.*

– *Our Acushnet golf business will be positioned to extend its leadership with the best brands and finest people in the industry. It's a valuable company with strong growth prospects that can create significant value for shareholders through a sale or as an independent company.*

Each of these businesses competes in attractive consumer categories with excellent long-term fundamentals, and we see substantial headroom for profitable growth in all three. We are confident the course we've set will enable our shareholders to participate in the exciting future that each business will build. We look forward to executing this business separation in the months ahead and continuing our track record of value creation. I hope you'll read more about each of these strong businesses in the following pages.

On behalf of the 25,000 people of Fortune Brands around the world, thank you for the confidence you've placed in us. We will continue to aim even higher to continue earning your trust.

SINCERELY,



BRUCE CARBONARI
Chairman and Chief Executive Officer

February 22, 2011

Spirits

A GLOBAL SPIRITS LEADER WITH STRONG PREMIUM BRANDS,

INNOVATION AND DISTRIBUTION

— World's fourth largest premium spirits company —

— Largest U.S.-based spirits company —

— 33 million cases sold annually —

— 2010 net sales: $2.7 billion, +8%; comparable sales +5%, outpacing estimated worldwide market growth —

— 2010 operating income before charges: $586 million, -3% reflecting increased investments to fuel sustainable long-term profit growth —



JIM BEAM
FOR THOSE WHO
NEVER SAY 'WHAT IF?'
OR 'IF I ONLY.'
BOLD
CHOICE
THE WORLD'S FINEST BOURBON
JIM BEAM
KENTUCKY STRAIGHT
BOURBON WHISKEY
drink smart
LAPHROAIG
ISLAY SINGLE MALT
SCOTCH WHISKY
10
EFFEN
VODKA
JIM BEAM
BLACK
Sauza
TEQUILA
KNOB
CREEK
straight bourbon
Maker's
46

— 2010 CASE VOLUME GROWTH FOR KEY BRANDS —

POWER BRANDS		RISING STARS		LOCAL JEWELS	
Jim Beam	+4%	*Hornitos*	+10%	*DeKuyper*	-2%
Sauza	+15%	*Cruzan*	+14%	*Whisky DYC*	-2%
Courvoisier	+17%	*Laphroaig*	+13%	*Larios*	+2%
Maker's Mark	+16%	*Knob Creek*	+21%		
Canadian Club	+2%	*EFFEN*	+27%		
Teacher's	+9%	*Sourz*	+10%		

"DRIVEN BY *strong brands* AND *passionate people*, WE'RE DETERMINED TO *outperform* OUR MARKETS AND *drive* SUSTAINABLE *long-term growth*."

— MATT SHATTOCK, *CEO*, BEAM GLOBAL —

With our foundation of trusted brands, a focused strategy, and increased investment, Beam Global is poised to thrive as a standalone spirits company.

Beam Global's strategy – Create Famous Brands, Build Winning Markets, and Fuel Our Growth – is proving highly effective...and is positioning us for sustainable long-term growth that outperforms the market.

Over the past two years, we've brought laser-like focus to build this business into an outperformer. It starts with creating an organization designed to win, and a focus on our biggest brands and best market opportunities.

Creating Famous Brands

We've invested in enhancing our new-product development pipeline and elevating our marketing capabilities – all to help us Create Famous Brands and build momentum with consumers. We're now able to bring new products and new brand-building marketing programs to market faster than ever. In 2010, we boosted our brand investments by double digits, and we saw excellent results.

Our innovations have brought new energy to key categories. Just look at bourbon, where our heritage dates to 1795: Red Stag by Jim Beam is attracting new consumers to the category, we're continuing to expand the distribution of Red Stag in the U.S., and we're launching it in key international markets in 2011; the re-launched "double aged" Jim Beam Black is adding to our performance in bourbon; we've just rolled out Knob Creek Single Barrel Reserve; and the first new product from Maker's Mark – Maker's 46 – has been a homerun. Sales of the new Cruzan 9 spiced rum doubled our initial expectations, new Teacher's Origin Scotch whisky is adding to our strong growth in India, and DYC 8 and Larios 12 are supporting our performance in the challenging Spain market. With the new Connoisseur Collection, featuring Courvoisier 12 and Courvoisier 21, ours is the first of the major Cognac houses to introduce products with a declared age statement. Importantly, these are all value-added innovations that sell at a premium to the core product and enhance our brand equity. And we have even more innovations ready to energize the market throughout 2011.

1,000,000

CASES OF MAKER'S MARK SOLD FOR THE FIRST TIME IN 2010


TRES GENERACIONES
PLATA
KNOB CREEK
SINGLE BARREL RESERVE
Canadian Club
WHISKY
JIM BEAM
red STAG
BY JIM BEAM
KENTUCKY STRAIGHT

Our investments in impactful brand-building programs are adding to the energy around Power Brands like Jim Beam, Sauza and Canadian Club, and Rising Star brands like Cruzan Rum and EFFEN Vodka. In 2010, we boosted the dollars devoted to digital media by 35% to support initiatives including Jim Beam's multi-platform partnership with ESPN, iPhone apps, and new TV and online advertising for Hornitos tequila. Canadian Club enjoyed a prominent place in two of the hottest TV series – AMC's "Mad Men" and HBO's "Boardwalk Empire" – and also returned to TV advertising in its native Canada. EFFEN Vodka boosted its profile as the Official Vodka of Mercedes-Benz Fashion Week. And Maker's Mark launched its first-ever international media campaign in Europe.

Building Winning Markets

We leverage the strength of our brands and our sales organizations to Build Winning Markets around the world. In the United States, which accounts for more than half of our sales, we've focused our commercial success around three spirits Category Business Teams that bring our decision-making closer to customers and consumers. We've streamlined our global leadership, and we've invested in building and gaining control over our global routes to market. As a result, we now control sales organizations responsible for more than 75% of our worldwide revenue, up from just 8% two years ago. Our implementation of new performance-based contracts with our largest distributors, the alignment of our U.S. sales organization by distributor rather than region, and our strategic distribution partnerships with Coca-Cola Amatil in Australia and The Edrington Group in many global markets are further elevating our performance.

Aiming EVEN *Higher*

45% *of*

SPIRITS CASE VOLUME SOLD OUTSIDE THE UNITED STATES



DYC
WHISKY
CRUZAN
COURVOISIER
21
TEACHER'S
LARIOS
12

We're seeing the results of our strategies in key markets. In 2010, we gained significant momentum in the U.S., where we hold the number two market position, and captured new market share across key spirits categories. Around the world, we're developing our most promising opportunities. For example, in Australia, the world's #2 bourbon market, we're investing to build on Jim Beam's market-leading position, including expanding Maker's Mark, Canadian Club and Teacher's. We outperformed the market in the U.K., Spain and Germany, and we grew double digits in developing markets such as India, Brazil and Russia.

Supporting our marketplace success is a commitment to Fuel Our Growth. We've taken several important steps to develop an organizational structure that is simpler, smarter, faster and more empowered. We also aggressively pursue efficiencies and manufacturing cost advantages. For example, we'll consolidate our U.S. bottling operations in 2011.

Underlying everything we do is a commitment to corporate responsibility that is second to none. We invest millions of dollars annually to encourage responsible consumption, we've established the industry's strictest standard to limit underage exposure to our advertising in our largest market, we do not and will not produce alcohol energy drinks, and we're proud that we maintain ISO-certified facilities everywhere we operate.

We believe this commitment, combined with our culture of bold talent, spirited innovation and a winning shared mindset, give us a winning competitive edge that will serve us very well in an industry that performs consistently in a variety of economic conditions . . . and on Wall Street as an independent pure-play spirits company.

Home & Security

A LEADER WITH THE BRANDS, SUPPLY CHAINS AND STRATEGIES TO CONTINUE OUTPERFORMING

— A North American leader in home and security products —

— 2010 net sales: $3.2 billion, +8% —

— 2010 operating income before charges: $234 million, +69% —


Master
MOEN

— LEADING BRANDS —

Moen: #1 faucet brand in North America, #3 in China
MasterBrand Cabinets: #1 kitchen and bath cabinetry in North America
Therma-Tru: #1 residential entry door brand in North America
Simonton: a leader in energy-efficient windows for retrofit and new construction
Master Lock: #1 in padlocks and related security products in North America

"OUR *strong brands* AND NEW-PRODUCT INNOVATIONS, COMBINED WITH *lean* AND *flexible* SUPPLY CHAINS, *position* HOME & SECURITY FOR ROBUST *sales* AND *profit growth* AS THE HOUSING MARKET RECOVERS."

— CHRIS KLEIN, *CEO*, FORTUNE BRANDS HOME & SECURITY —

The strategic initiatives we pursued during the economic downturn paid off in 2010 and are helping position Home & Security to outperform in the future as a standalone company.

This business starts with a foundation of strong brands and leading market positions. We've developed the Home & Security business over the years through both organic growth and acquisition... with a focus on what we consider the industry's most attractive categories over the long term: kitchen and bath, advanced materials, and security and organization. Today, more than 90% of Home & Security sales comes from #1 market positions, including the legendary Moen and Master Lock brands and our industry-leading cabinetry business. In addition to our premier positions, we enjoy additional competitive advantages, including breadth and balance across channels of distribution, balance between the replace-remodel and new construction segments of the market, and leadership in energy efficiency and water conservation.

Outperforming with Lean and Flexible Supply Chains

Behind our brands are lean and flexible supply chains that are helping us win in the marketplace and drive profitable growth. As the economic downturn severely challenged the home products industry, we went on offense to seize competitive advantage with a proactive strategy that was about much more than just reducing costs. Even as we reduced our manufacturing footprint by about 40% over the course of the downturn, we initiated or accelerated valuable productivity enhancements including lean manufacturing processes, product platform simplifications, improved purchasing and sourcing, and expansion of distributed assembly in cabinetry that has brought assembly closer to key customers while reducing freight costs. Our supply chains and cost structures are creating favorable operating leverage as volumes return. And as we substantially completed our major restructuring initiatives in 2009, we've been able to sharply focus on growing sales in 2010 and beyond.

Importantly, we maintained sufficient flexibility in our production capacity to ramp up when volumes improved – and we are already reaping the benefits of this strategy and gaining substantial market share. This capability – combined with our track record of innovation, manufacturing excellence and superior customer service – is helping us win important new customer business.

374 *Moen products*

CARRY THE EPA'S WATERSENSE DESIGNATION


Aristokraft
CABINETRY
Omega
Cabinetry

Our cabinetry business, for example, has put together an impressive winning streak of profitable new business across channels of distribution. Some of these programs have been fully launched, and others will continue to roll out in 2011. We're investing in the displays and merchandising necessary to make these programs successful because these new cabinetry business wins will amount to hundreds of millions of dollars in new annual sales once fully in place. They're already leading to market share gains: By year end, our cabinetry business had become the #1-selling cabinetry manufacturer in North America.

This new business includes significant programs at North American home centers, such as: the very successful new Martha Stewart Living cabinetry line that rolled out to more than 2,000 Home Depot stores in the U.S. and Canada in 2010; the initial roll-out of a major in-stock cabinetry program at Lowe's; and the expansion of the Thomasville and Decorá cabinetry brands at The Home Depot and the Diamond Prelude brand at Lowe's. In 2011, we're launching exciting new products at kitchen and bath dealers, a channel where we have a strong leadership position.

Gaining Market Share through Innovation

Our investments in new products and international expansion are further helping us outperform the market.

Our innovations build on a heritage of pioneering inventions, including the single-handle mixing faucet by Al Moen, the laminated padlock by Harry Soref, and the fiberglass entry door by John Thorn. Today, we're extending our leadership across our product lines, and we've also emerged as an industry leader in promoting energy efficiency and "green" products. Moen continued to demonstrate its industry leadership with the most extensive line of eco-friendly faucets and showerheads carrying the EPA's WaterSense designation, and the brand was named the EPA's WaterSense Manufacturing Partner of the Year in 2010. Moen also delivered a

4,271 *home center stores*

IN NORTH AMERICA CARRY OUR EXCLUSIVE LINES OF CABINETRY


KitchenCraft
CABINETRY
Schrock
cabinetry

steady stream of new offerings for the kitchen, shower and bath, including innovations such as the new first-of-its-kind Spot Resist finish. Simonton and Therma-Tru are leveraging advanced materials and state-of-the-art features to deliver products that combine aesthetic beauty with energy efficiency. We're supporting growth for our cabinetry brands with innovative features and organization solutions. Master Lock's innovations like the revolutionary Speed Dial padlock are driving new demand while the brand also continues to grow by entering adjacent security categories, including door hardware, commercial safety and electronic security products. And Waterloo's innovative platform of garage organization products is creating new growth for the world leader in tool storage and organization.

Expanding Around the World

While North America drives the majority of Home & Security's sales, we're also expanding in key international markets. Moen and Master Lock now each derive more than a quarter of their sales from outside the U.S. Already the third largest faucet brand in China, Moen increased its number of showrooms in China to nearly 400 – up 50% – and opened up more than 40 new markets there in 2010. We've also established a new assembly facility in India and opened 50 showrooms to support Moen's emerging business in that market. Master Lock's focus on new growth opportunities is fueling additional gains in Europe, Latin America and China.

By going on offense, Home & Security emerged from the downturn as an outperformer. With leading positions in the industry's most attractive segments, lean and flexible supply chains, the benefits of leveraging lower cost structures, and strong growth prospects as the home products market recovers, we expect this business will be very appealing to investors who are looking to participate in the recovery of the home products market and in the resurgence of consumers.

Golf

BUILDING ON GLOBAL LEADERSHIP WITH INNOVATION AND INTERNATIONAL GROWTH

— World's #1 golf company —

— 2010 net sales: $1.2 billion, +2%; sales +7% excluding divested Cobra brand —

— 2010 operating income before charges: $80 million, +33% —

— Leading markets: United States, Europe, Japan, Korea, Canada —


Titleist
FORGED
Titleist

— LEADING BRANDS —

Titleist: #1 ball in golf, a leader in high-performance golf clubs
FootJoy: #1 shoe and glove in golf; #1 in performance outerwear in the U.S.
Vokey Design wedges
Scotty Cameron putters
Pinnacle golf balls

"THE ACUSHNET COMPANY WILL CONTINUE *building* ON ITS LEADERSHIP BY *delivering* SUPERIOR HIGH-PERFORMANCE PRODUCTS AND *expanding* IN PROMISING GLOBAL MARKETS."

— WALLY UIHLEIN, *CEO*, ACUSHNET COMPANY —

Powered by the iconic Titleist and FootJoy brands, our Acushnet Company golf business is the world's strongest and most profitable golf company.

Titleist is the longest running success story in the industry. In the 75 years since the first Titleist golf ball was sold in 1935, Titleist has become golf's symbol of excellence... and the #1 ball in golf. At the same time, FootJoy developed the #1 positions in golf shoes and gloves... and more recently the leading position in golf outerwear in the U.S. In the 35 years that Fortune Brands has owned Acushnet, our golf sales have increased more than twenty-fold. That's a testament to the strength of our brands and our people – including our R&D, sales and management teams – all of whom are second to none.

The milestones achieved by this business tell a powerful story. For example, underscoring how more of the world's best players trust their livelihoods to our brands, Titleist has been the most played golf ball at the U.S. Open for 62 consecutive years. In 2010 alone, Titleist Pro V1 and Pro V1x golf balls were relied upon by more players and earned more victories across the worldwide professional tours than all other golf balls combined. In total, 19,904 of these players trusted Titleist golf balls – nearly six times the nearest competitor. At the same time, more than 60% of tour professionals trust FootJoy, the #1 shoe in golf since 1945. The trust of the world's finest players forms the top of the pyramid of influence that cascades to club professionals, competitive amateurs and all golfers. We are further strengthening our brands by cultivating a following of brand fans, including significant use of digital media to build our Team Titleist community of golfer loyalists.

Extending Leadership through Innovation and Global Expansion

We continue to build on this legacy of excellence – and extend the leadership of Titleist and FootJoy – by investing in two key areas: innovation and global expansion.

The golf marketplace rewards innovation, and no product better demonstrates that fact than the Titleist Pro V1 golf ball. The Titleist Pro V1 is the most successful golf ball of all time, selling more than 900 million

900 *million*

PRO V1 GOLF BALLS SOLD, 2001-2010


Titleist
910 D2
FJ
Titleist
#1 ball in golf
Pro V1x
Titleist
Vokey Design

golf balls since its introduction ten years ago. With continuous improvements, the Pro V1 is stronger than ever and we've already introduced the sixth generation of this runaway success in 2011. And with successive generations of the Titleist NXT and DT golf ball families, we're continuously helping golfers of all skill levels play their best. Titleist's heritage of excellence and innovation extends to every golf club category. From the advanced technology 910 driver and AP2 irons... to Vokey Design wedges created by master craftsman Bob Vokey... to the world's finest putters designed by master putter craftsman Scotty Cameron... Titleist golf clubs inspire confidence and excel at the premium end of the market. The new Titleist 910 driver, featuring SureFit Tour adjustable fitting technology, is already one of the hottest products in the market – and we've just launched the new 910 fairway metals and hybrids. FootJoy continues to stand out front of the competition with innovations such as the new flagship FJ ICON golf shoe, the new DryJoys Tour line and the SPIDR² glove. Having long held the #1 positions in shoes and gloves, FootJoy has now built a leading position in performance outerwear with innovations like the FootJoy Layering System.

Aiming EVEN *Higher*

47% *of sales*

GENERATED IN MARKETS OUTSIDE THE UNITED STATES


PRO V1
FJ
NEW!
PINNACLE
DIMENSION

While the United States is the biggest market for golf, our fastest growth opportunities are in international markets. We're investing to build our sales and marketing infrastructure in key high-return markets such as Korea, China, Japan and Australia. In 2010, we completed Titleist Ball Plant 4 in Thailand, which supplements our ball plants in Massachusetts, enabling us to serve global markets even more efficiently. To enhance our growth prospects, we've introduced the Titleist VG3 golf club and ball models designed specifically to address the distinct needs and opportunities of the Japan market. These sustained investments and initiatives are driving strong share gains in these markets and positioning our golf business for sustainable long-term growth.

The growth of golf's popularity in Asia, combined with the retirement of the Baby Boom generation in the U.S. and the emergence of golf as an Olympic sport, create favorable long-term demographics and prospects for continued market growth. With the powerful Titleist and FootJoy brands, premium brand positioning, a strong patent portfolio and innovation pipeline, and unparalleled management and sales force, our golf business is well prepared to build on its industry leadership.

(in millions, except per share amounts)	2010	2009	% change	2008
Net Sales				
Spirits	$2,665.9	$2,469.6		$2,480.9
Home & Security	3,234.0	3,006.8		3,759.1
Golf	1,241.6	1,218.3		1,368.9
	$7,141.5	$6,694.7	6.7	$7,608.9
Operating Income				
Spirits	$ 544.3	$ 484.7		$ 543.7
Home & Security	222.0	87.0		(465.6)
Golf	88.7	25.0		125.3
Less: Corporate expenses	91.1	91.5		57.8
	$ 763.9	$ 505.2	51.2	$ 145.6
Net income attributable to Fortune Brands	$ 487.6	$ 242.8	100.8	$ 311.1
Earnings per common share				
Basic	$ 3.20	$ 1.61	98.8	$ 2.05
Diluted	$ 3.16	$ 1.60	97.5	$ 2.02
Net income from continuing operations	$ 487.6	$ 242.8	100.8	$ 158.6
Income from discontinued operations	—	—		$ 152.5
Earnings per common share from continuing operations				
Basic	$ 3.20	$ 1.61	98.8	$ 1.04
Diluted	$ 3.16	$ 1.60	97.5	$ 1.03
Free Cash Flow [1]	$ 690.0	$ 724.7		$ 691.5
Add:				
Discontinued operations—sale of wine business	—	—		(31.0)
Capital expenditures, net	80.6	141.6		157.1
Cash flow from operations	$ 770.6	$ 866.3		$ 817.6
Dividends paid per common share	$ 0.76	$ 1.01	(24.8)	$ 1.72
Actual number of common shares outstanding (basic)	153.3	150.5		150.1
Average number of common shares outstanding (diluted)	154.3	151.8		153.7

Additional Free Cash Flow Information

(in millions)	2007	2006
Free Cash Flow [1]	$767.4	$801.3
Add:		
Capital expenditures, net	197.8	181.4
Cash flow from operations	$965.2	$982.7

[1] *Free Cash Flow is Cash Flow from Operations less net capital expenditures (capital expenditures less proceeds from the sale of assets including property, plant and equipment). Free Cash Flow is a measure not derived in accordance with GAAP. Management believes that Free Cash Flow provides investors with helpful supplemental information about the company's ability to fund internal growth, make acquisitions, repay debt, pay dividends, and repurchase common stock. This measure may be inconsistent with similar measures presented by other companies.*

CEO and CFO Certifications

In 2010, Fortune Brands' chief executive officer provided to the New York Stock Exchange the annual CEO certification regarding Fortune Brands' compliance with the New York Stock Exchange's corporate governance listing standards. In addition, Fortune Brands' CEO and chief financial officer filed with the United States Securities and Exchange Commission all required certifications regarding the quality of Fortune Brands' public disclosure in its fiscal 2010 reports.

BOARD OF DIRECTORS

Bruce A. Carbonari
Chairman and
Chief Executive Officer
Fortune Brands, Inc.

Richard A. Goldstein
Former Chairman and
Chief Executive Officer
International Flavors & Fragrances Inc.

Ann Fritz Hackett
Founder and President
Horizon Consulting Group, LLC

Pierre E. Leroy
Former President,
Worldwide Construction & Forestry Division and
Global Parts Division
Deere & Company

A.D. David Mackay
Former President and
Chief Executive Officer
Kellogg Company

Anne M. Tatlock
Former Chairman and
Chief Executive Officer
Fiduciary Trust Company International

David M. Thomas
Former Executive Chairman
IMS Health Incorporated
(Lead Director)

Ronald V. Waters, III
Former President and
Chief Executive Officer
LoJack Corporation

Norman H. Wesley
Former Chairman and
Chief Executive Officer
Fortune Brands, Inc.

Peter M. Wilson
Former Chairman
Gallaher Group Plc

CORPORATE OFFICERS



Bruce A. Carbonari
Chairman and
Chief Executive Officer



Anthony J. Diaz
Vice President –
Investor Relations



Allan J. Snape
Vice President –
Business Development



Craig P. Omtvedt
Senior Vice President
and Chief Financial Officer



C. Clarkson Hine
Vice President –
Corporate Communications and Public Affairs



Matt Stanton
Vice President –
Public Affairs



Mark Hausberg
Senior Vice President –
Finance and Treasurer



Elizabeth R. Lane
Vice President –
Human Resources



Lauren S. Tashma
Vice President,
Associate General Counsel and Assistant Secretary



Patrick J. Koley
Senior Vice President –
Strategy & Corporate Development



John D. Lee
Vice President –
Strategy



Gary L. Tobison
Vice President and
Chief Internal Auditor



Mark A. Roche
Senior Vice President,
General Counsel and Secretary



Jeffrey L. Olin
Vice President –
Tax



Edward A. Wiertel
Vice President and
Corporate Controller

SPIRITS

Beam Global Spirits & Wine, Inc.
510 Lake Cook Road
Deerfield, IL 60015-4964
1-847-948-8888

OFFICERS

Matthew J. Shattock
President and Chief Executive Officer

Robert F. Probst
Senior Vice President – Chief Financial Officer

William A. Newlands
President – North America

Philip Baldock
President – Asia-Pacific/South America

Albert Baladi
President – EMEA

Donard P. Gaynor
Senior Vice President – Corporate Development

Kevin B. George
Senior Vice President – Global Chief Marketing Officer

Ian Gourlay
Senior Vice President – Global Operations & Supply Chain

Mindy Mackenzie
Senior Vice President – Human Resources

Kenton R. Rose
Senior Vice President – General Counsel

LEADING BRANDS

Bourbon
Jim Beam, Jim Beam Black, Maker's Mark, Old Crow, Old Grand-Dad, Red Stag by Jim Beam

Small Batch Bourbon
Knob Creek, Booker's, Baker's, Basil Hayden's

Blended Whisky/Whiskey
Canadian Club, Teacher's, Whisky DYC, Jim Beam Rye, (ri)1, Old Overholt, Windsor, Lord Calvert, Alberta Premium, Canada House, Kessler, Calvert Extra

Single Malt
Laphroaig, Ardmore

Tequila
Tres Generaciones, 100 Años, Hornitos, Sauza Gold, Sauza Silver, El Tesoro

Cognac:
Courvoisier, Salignac

Brandy and Sherry:
Harveys, Fundador, Terry Centenario, Tres Cepas

Cordials & Liqueurs:
DeKuyper[a], Sourz, After Shock, Leroux, Kamora, Castellana

Vodka:
EFFEN, Vox, Wolfschmidt, Kamchatka, Gilbey's

Gin:
Larios, Gilbey's, Calvert

Rum:
Cruzan, Ronrico, Conch Republic

Ready-to-Drink Cocktails:
Beam & Cola, Beam Black & Cola, Jim Beam Choice & Dry, Jim Beam & Zero Sugar Cola, Canadian Club & Cola, Canadian Club & Dry, Canadian Club & Ginger, Cocktail Cubes

Complete brand listing at beamglobal.com

HOME & SECURITY

Fortune Brands Home & Security
520 Lake Cook Road
Deerfield, IL 60015-5611
1-847-484-4400

OFFICERS

Christopher J. Klein
President and Chief Executive Officer

Gregory J. Stoner
President – MasterBrand Cabinets, Inc.

David B. Lingafelter
President – Moen Incorporated

John N. Heppner
President – Fortune Brands Storage & Security LLC

David M. Randich
President – Therma-Tru Corp.

Mark Savan
President – Simonton Windows, Inc.

LEADING BRANDS

Faucets and Accessories:
Moen, ShowHouse, Cleveland Faucet Group, Moen Home Care, Donner, Moen Commercial

Cabinetry:
Omega, Decorá, Kitchen Craft, Diamond, Thomasville Cabinetry®[b], Dynasty by Omega, Diamond Reflections, Martha Stewart Living[d], Schrock, Kemper, Somersby, Homecrest, Aristokraft, Capital Cabinets, Kitchen Classics, Contractor's Choice, Value Choice, Allen + Roth[e]

Exterior Doors:
Therma-Tru, Classic-Craft, Fiber-Classic, Smooth-Star, Benchmark by Therma-Tru, Tru-Defense

Windows:
Simonton, Reflections, Impressions, StormBreaker Plus, ProFinish, Decorum, Prism, DaylightMax, Madeira, Verona

Architectural Millwork:
Fypon

Security:
Master Lock, Master, Magnum, Fortress, American Lock, Dudley

Tool Storage:
Waterloo, Craftsman®[c], Magnum, Fortress

GOLF

Acushnet Company
333 Bridge Street
P.O. Box 965
Fairhaven, MA 02719-0965
1-508-979-2000

OFFICERS

Walter R. Uihlein
Chairman and Chief Executive Officer

Gerald M. Bellis
President – Titleist Golf Balls

James M. Connor
President – FootJoy

Jeffrey Harmet
President – Titleist Golf Clubs

Joseph J. Nauman
Executive Vice President – Corporate and Legal

William C. Burke
Senior Vice President and Chief Financial Officer

Dennis D. Doherty
Senior Vice President – Human Resources

Margaret G. Nicholson
Senior Vice President and Chief Information Officer

LEADING BRANDS

Golf Balls:
Titleist
Pro V1, Pro V1x, NXT Tour, NXT, DT SoLo

Pinnacle
Dimension, Gold Precision, Gold Distance, Ribbon

Golf Clubs:
Titleist
910D2, 910D3 drivers, 910F fairway metals, 910H hybrids, AP1, AP2, CB, MB irons, Vokey Design wedges, Scotty Cameron putters

Golf Shoes:
FootJoy
FJ ICON, SYNR-G, DryJoys Tour, FJ SPORT, Contour Series, FJ SuperLites, LoPro, GreenJoys, FJ Summer Series, MyJoys

Golf Gloves:
FootJoy
PureTouch Limited, StaSof, SciFlex, SPIDR^2, SofJoy, WeatherSof, StaCooler, RainGrip, WinterSof

Titleist
Players, Players-Flex, Perma-Soft

Golf Outerwear:
FootJoy
DryJoys Tour Collection, Performance Light Series, Softshell Jacket and Vest, ProDry Performance Base Layer, ProDry Performance Long Sleeve Shirt, Performance Half-Zip Pullover, Sport Windshirt, Supersoft Windshirt and Vest, ProDry Pique Solid Shirt, ProDry Pique Golf Shirt and ProDry Pique Sport Shirt, Softshell Jacket, Golf Mock, Supersoft Windshirt, Performance knits

CORPORATE DATA

Executive Office
520 Lake Cook Road
Deerfield, IL
60015-5611
1-847-484-4400

Website
www.fortunebrands.com

Email
mail@fortunebrands.com

Registered Office
2711 Centerville Road
Suite 400
Wilmington, DE 19808

Common Stock
Fortune Brands common stock is listed on the New York Stock Exchange. Our trading symbol is FO.

Annual Meeting
The Annual Meeting of Stockholders will take place on Tuesday, April 26, 2011 at 1:30 p.m. (CDT) at
The Hilton Northbrook
2855 N. Milwaukee Avenue
Northbrook, IL 60062

Transfer Agent for Common Stock and Preferred Stock
Wells Fargo Shareowner Services
P. O. Box 64874
St. Paul, MN 55164-0874
1-800-225-2719

Quarterly Earnings, News Summaries, Copies of News Releases and Corporate Publications
Shareholder Direct®
1-800-310-5960 or
www.fortunebrands.com

Duplicate mailings of proxy materials to the same address are costly to Fortune Brands and may be inconvenient to many stockholders. Securities and Exchange Commission rules allow for the elimination of duplicate reports, provided your request is in writing. Eliminating these duplicate mailings will not affect your dividend or proxy card mailings.

Please write to:
Fortune Brands, Inc.
Shareholder Services
520 Lake Cook Road
Deerfield, IL 60015-5611

SEC Filings
The distribution of this Annual Review with respect to our 2011 Annual Meeting of Stockholders is accompanied by a copy of our Annual Report on Form 10-K as filed with the SEC for the last fiscal year. You may also view electronic copies of our Annual Report on Form 10-K and other documents that we file with the SEC on our website, www.fortunebrands.com.

Fortune Brands, Inc. is a holding company with subsidiaries engaged in the manufacture and sale of distilled spirits, home and security, and golf products. To make this annual report easier to read, we've used the words "we," "our" and similar terms to describe the activities of Fortune Brands, Inc. or its subsidiary companies or both, depending upon the context.

AP1, AP2, Canadian Club, Courvoisier, Cruzan, Whiskey DYC, Diamond, DryJoys, DT, EFFEN, FJ, FootJoy, Hornitos, Jim Beam, Jim Beam Black, Knob Creek, Larios, Laphroaig, Maker's 46, Maker's Mark, Master Lock, Moen, NXT, Pinnacle, Prelude, Pro V1, Red Stag by Jim Beam, Sauza, Scotty Cameron, Sourz, Speed Dial, SPIDR[2], Spot Resist, Teacher's, Therma-Tru, Titleist, Tough Under Fire, Vokey Design, and Waterloo are among the trademarks held by subsidiaries of Fortune Brands, Inc. in the U.S. and various countries internationally.



MIX
Paper
FSC
FSC® C017307



VOC

Design: SVP Partners
Executive Photography: Bill Gallery
Printing: Somerset Graphics

RECONCILIATION OF NON-GAAP MEASURES

(in millions, except per share amounts)

Operating Income before charges/gains [1]	2010	2009	% change
Spirits	$586.3	$607.5	(3.5)
Home & Security	234.5	139.0	68.7
Golf	80.2	60.2	33.2
Less: Corporate expenses	88.8	87.8	1.1
Operating income before charges/gains	812.2	718.9	13.0
Restructuring and other charges	(41.3)	(121.2)	65.9
Asset impairment charges	—	(92.5)	100.0
Loss on sale of brands and related assets, net	(4.7)	—	(100.0)
Business separation costs [2]	(2.3)	—	(100.0)
Operating income	$763.9	$505.2	51.2

[1] *Operating Income before charges/gains is Operating Income derived in accordance with GAAP excluding restructuring and other charges, asset impairment charges, gains/losses on the sale of brands and related assets, net, and other select items. Operating Income before charges/gains is a measure not derived in accordance with GAAP. Management uses this measure to determine the returns generated by our operating segments and to evaluate and identify cost reduction initiatives. Management believes this measure provides investors with helpful supplemental information regarding the performance of the company from year to year. This measure may be inconsistent with similar measures presented by other companies.*

[2] *Business separation costs are external costs directly related to implementing the proposed separation of the Company's three businesses. These costs predominately consist of required financial, legal, and related advisory fees.*

Reconciliation of Percentage Change in Comparable Net Sales to Percentage Change in GAAP Net Sales [4]	2010
Spritis Comparable Net Sales	5%
Spirits excise taxes	2%
Foreign currency exchange rates	1%
Divestitures	(1%)
New international distribution structure	1%
Spirits Net Sales, GAAP basis	8%

[4] *Comparable Net Sales is Net Sales derived in accordance with GAAP excluding changes in foreign currency exchange rates, spirits excise taxes, the impact of acquisitions/divestitures, and the impact of required accounting for the new international spirits distribution structure. Comparable Net Sales is a measure not derived in accordance with GAAP. Management uses this measure to evaluate the overall performance of the company, and believes this measure provides investors with helpful supplemental information regarding the underlying performance of the company from year to year. This measure may be inconsistent with similar measures presented by other companies.*

Earnings Per Common Share – Diluted [3]	2010	2009	% change
Income before charges/gains	$ 2.81	$2.43	15.6
Maxxium distribution gain	—	0.08	(100.0)
Income tax-related credits	0.54	—	100.0
Asset impairment charges	—	(0.44)	100.0
Loss on sale of brands and related assets, net	(0.05)	—	(100.0)
Business separation costs	(0.01)	—	(100.0)
Restructuring and other charges	(0.13)	(0.47)	72.3
Net income attributable to Fortune Brands	$ 3.16	$1.60	97.5

[3] *EPS before charges/gains is Net Income calculated on a per-share basis excluding restructuring and other charges and other select items.*

EPS before charges/gains is a measure not derived in accordance with GAAP. Management uses this measure to evaluate the overall performance of the company and believes this measure provides investors with helpful supplemental information regarding the underlying performance of the company from year to year. This measure may be inconsistent with similar measures presented by other companies.

Titleist
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Master









WWW.FORTUNEBRANDS.COM

520 Lake Cook Road, Deerfield, Illinois 60015-5611
1-847-484-4400